Exhibit 1

PRESS RELEASE

Borqs Technologies Signed Official Agreement for 5G Industrial Park Project

in South Taihu New Area of Zhejiang Province, China

Santa Clara, California, December 2, 2020 – Borqs Technologies, Inc. (Nasdaq: BRQS, the “Company”), a global provider of embedded software and products for the Internet of Things (IoT), today reported that the Company has signed the official agreement for cooperation with the Huzhou South Taihu New Area for a 5G Industrial Park Project.

At the signing ceremony on November 28, 2020, representing Borqs Technologies (4th from the right) was Mr. Simon Sun, Executive VP.

This project will be implemented in two phases. In the first phase, a 5G R&D center and production plant will be established. The Joint Venture will be provided a rent-free facility of 5,500 sq.mtr. for 2.5 years. In the second phase, the Joint Venture will construct the Borqs 5G Industrial Park and the Joint Venture will be granted 13,000 sq.mtr. of commercial and residential land to be used as the communication center and guest building.

With the agreement in place, the Company will immediately setup joint-venture operational facilities in the South Taihu New Area for its 5G activities, including sales, R&D center, and manufacturing in the new industrial park. The local government will reimburse the costs of relocation and provide grants for purchasing and leasing of equipment. Most importantly, the government will work with local banks to support the Company with supply chain purchasing credits at prevailing interest rates for the Company’s manufacturing needs.

“The timing of this support is crucial as our Company plans to ramp up our product sales in 2021. The Joint Venture will play an important role in the growth of the Company,” said Pat Chan, Chairman & CEO of Borqs Technologies.

About Huzhou South Taihu New Area of Zhejiang province, China

The South Taihu New Area of Huzhou City was officially established on June 2, 2019 and is one of the four new areas established by the provincial government. It is located in the northern part of Zhejiang Province at the south shore of the beautiful Taihu Lake, with a total planning area of 225 square kilometers. Accessible by high speed railway and five express highways, the area is also connected with the inland water transportation channels in China. There are four international airports around the new area, including Hongqiao and Pudong in Shanghai, Xiaoshan in Hangzhou and Lukou in Nanjing.

About Borqs Technologies, Inc.

Borqs Technologies is a global leader in software and products for the IoT, providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. Borqs has achieved leadership and customer recognition as an innovative end-to-end IoT solutions provider leveraging its strategic chipset partner relationships as well as its broad software and IP portfolio.

Borqs’ unique strengths include its Android and Android Wear Licenses which enabled the Company to develop a software IP library covering chipset software, Android enhancements, domain specific usage and system performance optimization, suitable for large and low volume customized products. The Company is also currently in development of 5G products for phones and hotspots.

Forward-Looking Statements and Additional Information

This press release includes “forward-looking statements” that involve risks and uncertainties that could cause actual results to differ materially from what is expected. Words such as “expects”, “believes”, “anticipates”, “intends”, “estimates”, “predicts”, “seeks”, “may”, “might”, “plan”, “possible”, “should” and variations and similar words and expressions are intended to identify such forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements relate to future events or future results, based on currently available information and reflect our management’s current beliefs. Many factors could cause actual events or results to differ materially from the events and results discussed in the forward-looking statements, including the possibility that the Company will not consummate the joint-venture as described or may not receive actual orders in any amounts expected, and the negative impact of the coronavirus on the Company’s supply chain, revenues and overall results of operations, so the reader is advised to refer to the Risk Factors sections of the Company’s filings with the Securities and Exchange Commission for additional information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements. Except as expressly required by applicable securities law, the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Sandra Dou

Director of Finance

Borqs Technologies, Inc.

sandra.dou@borqs.net

www.borqs.com